June 14, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ta Tanisha Meadows
Joel Parker

Re:	Sweetgreen, Inc.
Form 10-K for Fiscal Year Ended December 25, 2022
Filed February 23, 2023
Form 10-K/A for Fiscal Year Ended December 25, 2022
Filed March 3, 2023
Form 10-Q Filed May 5, 2023
File No. 1-41069

Ladies and Gentlemen:
We are in receipt of the comment letter, dated June 1, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above captioned filings. Below is the response of Sweetgreen, Inc. (the “Company”) to the Staff’s comments.
For the Staff’s convenience, we have incorporated the Staff’s comments into this response letter in italics.
Form 10-K/A for Fiscal Year Ended December 25, 2022
Key Performance Metrics, page 60
1.    In your tabular disclosure on page 61, you present numerous non-GAAP measures but do not disclose the comparable GAAP measures. Please revise to include the comparable GAAP measure for each non-GAAP measure presented with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) or Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
The Company respectfully acknowledges the comment and advises the Staff that in future filings with the Commission, it will revise this disclosure to remove the non-GAAP financial measures from the tabular disclosure that is the subject of the comment. An illustrative example of the revised presentation is included below for the Staff’s reference.
***
Key Performance Metrics and Non-GAAP Financial Measures

We track the following key performance metrics and non-GAAP financial measures to evaluate our performance, identify trends, formulate financial projections, and make strategic decisions. We believe that these key performance metrics, which include certain non-GAAP financial measures, provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management team. These key performance metrics and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled metrics or measures presented by other companies.

	Thirteen weeks ended
(dollar amounts in thousands )	March 26, 2023	March 27, 2022
Net New Restaurant Openings	9	8
Average Unit Volume (as adjusted)(1)	$2,932	$2,793
Same-Store Sales Change (%)	5%	35%
Total Digital Revenue Percentage	61%	66%
Owned Digital Revenue Percentage	39%	43%

(1) Our results for the thirteen weeks ended March 26, 2023 have been adjusted to reflect the temporary closures of two restaurants which were excluded from the Comparable Restaurant Base. Such adjustments did not result in a material change to AUV. No restaurants were excluded from the Comparable Restaurant Base for the thirteen weeks ended March 27, 2022.

Net New Restaurant Openings
Net New Restaurant Openings reflect the number of new sweetgreen restaurant openings during a given reporting period, net of any permanent sweetgreen restaurant closures during the same given period. Before we open new restaurants, we incur pre-opening costs, as further described below.

Average Unit Volume

AUV is defined as the average trailing revenue for the prior four fiscal quarters for all restaurants in the Comparable Restaurant Base. The measure of AUV allows us to assess changes in guest traffic and per transaction patterns at our restaurants. Comparable Restaurant Base for any measurement period is defined as all restaurants that have operated for at least twelve full months as of the end of such measurement period, other than any restaurants that had a material, temporary closure during the relevant measurement period. For the thirteen weeks ended March 26, 2023, two restaurants were excluded from the Comparable Restaurant Base to reflect the temporary closure of such restaurants during the thirteen weeks ended March 26, 2023. Such exclusions did not result in a material change to AUV. For the thirteen weeks ended March 27, 2022, no restaurants were excluded from the Comparable Restaurant Base.

Same-Store Sales Change

Same-Store Sales Change reflects the percentage change in year-over-year revenue for the relevant fiscal period for all restaurants that have operated for at least 13 full fiscal months as of the end of such fiscal period; provided, that for any restaurant that has had a temporary closure (which historically has been defined as a closure of at least five days during which the restaurant would have otherwise been open) during any prior or current fiscal month, such fiscal month, as well as the corresponding fiscal month for the prior or current fiscal year, as applicable, will be excluded when calculating Same-Store Sales Change for that restaurant. This financial measure highlights the performance of existing restaurants, while excluding the impact of new restaurant openings and closures.

Total Digital Revenue Percentage and Owned Digital Revenue Percentage
Our Total Digital Revenue Percentage is the percentage of our revenue attributed to purchases made through our Total Digital Channels. Our Owned Digital Revenue Percentage is the percentage of our revenue attributed to purchases made through our Owned Digital Channels.

Non-GAAP Financial Measures
In addition to our consolidated financial statements, which are presented in accordance with GAAP, we present certain non-GAAP financial measures, including Restaurant-Level Profit, Restaurant-Level Profit Margin, Adjusted EBITDA, and Adjusted EBITDA Margin. We believe these measures are useful to investors and others in evaluating our performance because these measures:
•facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or NOL), and the age and book depreciation of facilities and equipment (affecting relative depreciation expense);
•are widely used by analysts, investors, and competitors to measure a company’s operating performance; are used by our management and board of directors for various purposes, including as measures of performance, as a basis for strategic planning and forecasting; and
•are used internally for a number of benchmarks including to compare our performance to that of our competitors.

Restaurant-Level Profit, Restaurant-Level Profit Margin, Adjusted EBITDA, and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. In particular, Restaurant-Level Profit and Adjusted EBITDA should not be viewed as substitutes for, or superior to, loss from operations or net loss prepared in accordance with GAAP as a measure of profitability. Some of these limitations are:
•although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Restaurant-Level Profit and Adjusted EBITDA do not reflect all cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
•Restaurant-Level Profit and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;
•Restaurant-Level Profit and Adjusted EBITDA do not reflect the impact of the recording or release of valuation allowances or tax payments that may represent a reduction in cash available to us;
•Restaurant-Level Profit and Adjusted EBITDA do not consider the potentially dilutive impact of stock-based compensation;
•Restaurant-Level Profit is not indicative of overall results of the Company and does not accrue directly to the benefit of stockholders, as corporate-level expenses are excluded;

•Adjusted EBITDA does not take into account any income or costs that management determines are not indicative of ongoing operating performance, such as stock-based compensation; loss on disposal of property and equipment; certain other expenses; Spyce acquisition costs; ERP implementation and related costs; and, in certain periods, impairment and closure costs and restructuring costs; and
•other companies, including those in our industry, may calculate Restaurant-Level Profit and Adjusted EBITDA differently, which reduces their usefulness as comparative measures.
Because of these limitations, you should consider Restaurant-Level Profit, Restaurant-Level Profit Margin, Adjusted EBITDA and Adjusted EBITDA Margin alongside other financial performance measures, loss from operations, net loss, and our other GAAP results.

Restaurant-Level Profit and Restaurant-Level Profit Margin

We define Restaurant-Level Profit as loss from operations adjusted to exclude general and administrative expense, depreciation and amortization, pre-opening costs, loss on disposal of property and equipment, and, in certain periods, impairment and closure costs and restructuring charges. Restaurant-Level Profit Margin is Restaurant-Level Profit as a percentage of revenue.

As it excludes general and administrative expense, which is primarily attributable to our sweetgreen Support Center, we evaluate Restaurant-Level Profit and Restaurant-Level Profit Margin as a measure of profitability of our restaurants.
The following table sets forth a reconciliation of our loss from operations to Restaurant-Level Profit, as well as the calculation of loss from operations margin and Restaurant-Level Profit Margin for each of the periods indicated:

	Thirteen weeks ended
(dollar amounts in thousands)	March 26, 2023	March 27, 2022
Loss from operations	$(35,322)	$(50,022)
Add back:
General and administrative	34,907	50,199
Depreciation and amortization	13,110	10,677
Pre-opening costs	3,366	2,512
Impairment and closure costs	190	17
Loss on disposal of property and equipment(1)	48	8
Restructuring charges(2)	638	-
Restaurant-Level Profit	$16,937	$13,391
Loss from operations margin	(28)%	(49)%
Restaurant-Level Profit Margin	14%	13%
__________
__
(1)Loss on disposal of property and equipment includes the loss on disposal of assets related to retirements and replacement or write-off of leasehold improvements or equipment.
(2)Restructuring charges are expenses that are paid in connection with reorganization of our operations. These costs primarily include lease and related costs associated with the vacated sweetgreen Support Center, including the amortization of the operating lease asset.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as net loss adjusted to exclude interest income, interest expense, provision for income taxes, depreciation and amortization, stock-based compensation expense, loss on disposal of property and equipment, other (income) expense, Spyce acquisition costs, ERP implementation and related costs and, in certain periods, impairment and closure costs and restructuring charges. Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.
The following table sets forth a reconciliation of our net loss to Adjusted EBITDA, as well as the calculation of net loss margin and Adjusted EBITDA Margin for each of the periods indicated:

	Thirteen weeks ended
(dollar amounts in thousands)	March 26, 2023	March 27, 2022
Net loss	$ (33,657)	$ (49,652)
Non-GAAP adjustments:
Income tax expense	318	20
Interest income	(3,062)	(168)
Interest expense	21	23
Depreciation and amortization	13,110	10,677
Stock-based compensation(1)	14,265	22,165
Loss on disposal of property and equipment(2)	48	8
Impairment and closure costs(3)	190	17
Other expense/(income)(4)	1,058	(245)
Spyce acquisition costs(5)	161	179
Restructuring charges(6)	638	-
ERP implementation and related costs(7)	216	-
Adjusted EBITDA	$ (6,694)	$ (16,976)
Net loss margin	(27)%	(48)%
Adjusted EBITDA Margin	(5)%	(17)%
__________
__
(1)Includes non-cash, stock-based compensation.
(2)Loss on disposal of property and equipment includes the loss on disposal of assets related to retirements and replacement or write-off of leasehold improvements or equipment.
(3)Includes costs related to impairment of long-lived assets and store closures.
(4)Other expense/(income) includes the change in fair value of the contingent consideration and the change in fair value of the warrant liability. See Notes 1 and 3 to our condensed consolidated financial statements included elsewhere in this Quarterly Report.
(5)Spyce acquisition costs includes one-time costs we incurred in order to acquire Spyce including, severance payments, retention bonuses, and valuation and legal expenses.
(6)Restructuring charges are expenses that are paid in connection with reorganization of our operations. These costs primarily include lease and related costs associated with the vacated sweetgreen Support Center, including the amortization of the operating lease asset.
(7)Represents the amortization costs associated to the implementation from our cloud computing arrangements in relation to our new ERP.

Form 10-Q for Fiscal Quarter Ended March 26, 2023
Item 6. Exhibits
Exhibits 31.1 and 31.2, page 39
2.    Please tell us why the introductory language in paragraph 4 does not refer to internal control over financial reporting as defined in Exchange Act Rules 13(a)-15(f) and 15d-15(f). In addition, tell us why you have not provided a paragraph that indicates that you have designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under your supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Refer to paragraph (b)(31) of Item 601 of Regulation S-K.
The Company respectfully acknowledges that it inadvertently omitted the required language on internal control over financial reporting from the introductory paragraph of paragraph 4 and paragraph 4(b) of the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 (the “Section 302 Certifications”) filed as Exhibits 31.1 and 31.2 to the Company’s Form 10-Q for the quarterly period ended March 26, 2023. In the Company’s upcoming Form 10-Q for the quarterly period ending June 25, 2023, as well as in all future filings on Form 10-K and Form 10-Q, the Company will include all of the language required for Section 302 Certifications as provided in Rule 601(b)(31)(i) of Regulation S-K, including the language on internal control over financial reporting from the introductory paragraph of paragraph 4 and paragraph 4(b).
* * * * *
Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or further comments regarding this response letter to the undersigned at (310) 874-6142.
Sincerely,
/s/ Mitch Reback
Mitch Reback
Chief Financial Officer
Sweetgreen, Inc.

cc:	Matthew Alexander, SVP, Chief Legal Officer
Ashley Van, Vice President and Controller
Nick Hobson, Cooley LLP
Siana Lowrey, Cooley LLP